

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 20, 2018

<u>Via E-mail</u>
Mr. Michael Brosnan
Chief Financial Officer and
Member of the Management Board of
Fresenius Medical Care Management AG
Else-Kroener-Strasse 1
61352 Bad Homburg
Germany

>   **Re: Fresenius Medical Care AG & Co. KGaA**
>   **Form 20-F for Fiscal Year Ended December 31, 2017**
>   **Filed February 27, 2018**
>   **File No. 001-32749**

Dear Mr. Brosnan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Rufus Decker
>
>   Rufus Decker
>   Accounting Branch Chief
>   Office of Beverages, Apparel, and
>   Mining